SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

                  EQUALNET COMMUNICATIONS CORP.
                        (Name of Issuer)

             Common Stock, par value $0.01 per share
                 (Title of Class of Securities)

                            294408109
                         (CUSIP Number)

                          July 13, 1999

     (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Person          Infinity Investors Limited

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
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(2)  Check the Appropriate Box if a                      (a)  [ ]
     Member of a Group*                                  (b)  [x]
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization     Nevis, West Indies
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Number of Shares
Beneficially
Owned by Each
Reporting Person
With:                    (5)  Sole Voting Power           833,333
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                    (6)  Shared Voting Power                    0
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                    (7)  Sole Dispositive Power           833,333

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                    (8)  Shared Dispositive Power               0
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(9)  Aggregate Amount Beneficially Owned                1,666,666
     by Each Reporting Person
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(10) Check Box if the Aggregate Amount in                     [ ]
     Row (9) Excludes Certain Shares*
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(11) Percent of Class Represented by                         7.6%
     Amount in Row (9)
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(12) Type of Reporting Person*                                 CO
-----------------------------------------------------------------

*    SEE INSTRUCTIONS

(1)  Name of Reporting Person                IEO Holdings Limited

     I.R.S. Identification
     No. of Above Person (entities only)                      N/A
-----------------------------------------------------------------

(2)  Check the Appropriate Box if a                      (a)  [x]
     Member of a Group*                                  (b)  [ ]
-----------------------------------------------------------------

(3)  SEC Use Only
-----------------------------------------------------------------

(4)  Citizenship or Place of Organization     Nevis, West Indies
-----------------------------------------------------------------

Number of Shares
Beneficially
Owned by Each
Reporting Person
With:                    (5)  Sole Voting Power           833,333
-----------------------------------------------------------------

                    (6)  Shared Voting Power                    0
-----------------------------------------------------------------

                    (7)  Sole Dispositive Power           833,333
-----------------------------------------------------------------

                    (8)  Shared Dispositive Power               0
-----------------------------------------------------------------
(9) Aggregate Amount Beneficially Owned                 1,666,666
     by Each Reporting Person
-----------------------------------------------------------------

(10) Check Box if the Aggregate Amount in                     [ ]
     Row (9) Excludes Certain Shares*
------------------------------------------------------------------
(11) Percent of Class Represented by                         7.6%
     Amount in Row (9)
-----------------------------------------------------------------

(12) Type of Reporting Person*                                 CO
------------------------------------------------------------------
*    SEE INSTRUCTIONS

Item 1(a) Name of Insurer:

          Equalnet Communications Corp.

Item 1(b) Address of Issuer's Principal Executive Offices:

          1250 Wood Branch Park Drive
          Houston, Texas  77079

Item 2(a) Name of Person Filing:

          Pursuant to Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement on Schedule 13G is filed jointly by Infinity Investors Limited ("Infinity") and IEO Holdings Limited ("IEO") to amend their original Statement on Schedule 13D filed on June 3, 1999. Infinity and IEO are collectively referred to herein as the "Reporting Persons." The Reporting Persons included as APPENDIX A to their original Statement on Schedule 13D an agreement in writing that this Statement is filed on behalf of each of them.

          Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Infinity Emerging Opportunities Limited ("Emerging"), HW Partners, L.P. ("HW Partners"), HW Finance, L.L.C. ("HW Finance"), and Barrett Wissman ("Wissman"). Wissman is a U.S. citizen and resident of the State of Texas.

Item 2(b) Address of Principal Business Office or, if none,
          Residence:

          The principal address of each of Infinity , IEO and Emerging, which also serves as the principal office of each, is Hunkins Waterfront Plaza, Main Street, P.O. Box 556, Charlestown, Nevis, West Indies. The principal address of the other entities set forth herein is 1601 Elm Street, Suite 4000, Dallas, Texas 75201.

Item 2(c) Citizenship:

          Infinity, IEO and Emerging are Nevis, West Indies corporations. HW Partners is a Texas limited partnership. HW Finance is a Delaware limited liability company. Wissman is a U.S. citizen, resident of the State of Texas.

Item 2(d) Title of Class of Securities:

          Common Stock, $0.01 par value per share (the "Common
          Stock") of the Issuer.

Item 2(e) CUSIP Number:

          294408109

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership:

Infinity
--------

     (a)  Amount Beneficially Owned:  833,333
     (b)  Percent of Class:  3.8%
     (c)  Number of Shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 833,333

          (ii)  shared power to vote or to direct the vote:0

          (iii) sole power to dispose or to direct the disposition
                of:  833,333

          (iv)  shared power to dispose or to direct the disposition of:  0

                    Infinity is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. No single shareholder has a controlling interest in Infinity.

                    HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to Infinity and other entities and activities related thereto.

                    HW Finance is a Texas limited liability
          company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. Wissman is the Manager of HW Finance.

IEO
---
     (a)  Amount Beneficially Owned: 833,333

     (b)  Percent of Class: 3.8%

     (c)  Number of Shares as to which such person has:

          (i)    sole power to vote or to direct the vote: 833,333

          (ii)   shared power to vote or to direct the vote: 0

          (iii) sole power to dispose or to direct the disposition of: 833,333

          (iv) shared power to dispose or to direct the disposition of: 0

                    IEO is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. IEO is 100% owned by Emerging.

                    Emerging is a Nevis, West Indies corporation, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. No single shareholder has a controlling interest in Emerging.

                    HW Partners is a Texas limited partnership, the principal business of which is acting as advisor to IEO and other entities and activities related thereto.

                    HW Finance is a Texas limited liability
          company, the principal business of which is serving as the general partner of HW Partners and activities related thereto. Wissman is the Manager of HW Finance.

Termination of Merger Agreement
-------------------------------

                    Pursuant to a Common Stock Subscription
          Agreement dated May 24, 1999 (the "Subscription Agreement"), Infinity and IEO purchased 1,666,666 shares of Common Stock at a purchase price of $.60
          per share. In addition, pursuant to the Subscription agreement, Infinity and IEO were granted an option to purchase up to an additional $1,500,000 in Common Stock (the "Option") on or before the proposed merger (as
          described below) at a purchase   price of $.60 per share.

                    The Subscription Agreement was executed in connection with an Agreement and Plan of Merger dated as of May 24, 1999 the "Merger Agreement") by and among
          e. Volve Technology Group, Inc., a Nevada corporation (f.k.a. Orix Global Communications, Inc. and referred to herein as "Orix"), the Issuer and Equalnet Acquisition Corporation, a Nevada corporation and wholly-owned subsidiary of Issuer.

                    To facilitate the consummation of the proposed, merger certain shareholders of the Issuer (the "Proxy Stockholders") entered into Irrevocable Proxy
          Agreements dated as of May 21, 1999 (the "Irrevocable Proxy Agreements") pursuant to which Infinity and IEO, through their advisor, HW Partners, were granted an irrevocable proxy to vote the Common Stock of the Proxy Stockholders.

                    On July 13, 1999, the Merger Agreement was terminated pursuant to its terms. Accordingly, the

          Option was terminated and the Irrevocable Proxy
          Agreements have been revoked.

Item 5.   Ownership of 5% or less of a Class:

          Not Applicable.

Item 6.   Ownership of More than 5% on Behalf of Another Person:

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group:

          Not Applicable.

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certifications:

     By signing below, the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Date: July 14, 1999
                         Infinity Investors Limited


                         By: /s/ JAMES A. LOUGHRAN
                            ---------------------------------
                         Name:  James A. Loughran
                               ------------------------------
                         Title:  Director
                               ------------------------------


                         IEO Holdings Limited


                         By: /s/ SUZANNE SHEEHY
                            ---------------------------------
                         Name:  Suzanne Sheehy
                              -------------------------------
                         Title:  Director
                               ------------------------------


            Attention:  Intentional misstatements or
              omissions of fact constitute Federal
            criminal violations (see 18 U.S.C. 1001)